Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated May 30, 2006
Relating to Preliminary Prospectus Dated May 12, 2006
Registration Statement No. 333-132228

24,709,389 Shares

of Common Stock

CTC Media, Inc. is providing you with the following updated information in connection with its initial public offering:

Reduction in Price Range for Offering of Common Stock

The proposed initial public offering price range is from $13.50 to $15.50 per share. This represents a decrease from the proposed price range of $16.00 to $18.00 indicated in our preliminary prospectus dated May 12, 2006.

As a result of the decrease in the estimated price range, the estimated net proceeds to us will decrease from approximately $115 million to approximately $97 million. The intended use of proceeds remains unchanged.

Decrease in Shares of Common Stock Offered by Selling Stockholders

The number of shares of our common stock being offered by the selling stockholders has decreased from 22,236,709 shares, as stated in our preliminary prospectus dated May 12, 2006, to 17,518,709 shares. The number of shares being offered by us is unchanged, at 7,190,680 shares, and the total number of shares outstanding after the offering, assuming no exercise of the underwriters’ over-allotment option, is unchanged at 150,786,604 shares.

In addition, the number of shares of our common stock that are subject to the underwriters’ over-allotment option has decreased from 2,942,738 shares, as stated in our preliminary prospectus dated May 12, 2006, to 2,470,939 shares. This over-allotment option consists of 719,068 shares to be offered by us, unchanged from our preliminary prospectus dated May 12, 2006, and an aggregate of 1,751,871 shares to be offered by certain selling stockholders, a reduction from 2,223,670 shares stated in our preliminary prospectus dated May 12, 2006.

Balance Sheet Data

The following table presents summary balance sheet data, derived from our historical audited financial statements as of December 31, 2004 and 2005 and our historical unaudited financial statements as of March 31, 2006. The table also presents summary balance sheet data as of March 31, 2006 as adjusted to give effect to (1) the automatic conversion of all outstanding shares of our Super Senior Preferred Stock and Class A Senior Preferred Stock into common stock immediately prior to the closing of this offering, (2) the exercise, conditional upon the closing of this offering, of options to purchase 1,284,724 shares of common stock at a weighted average exercise price of $1.67 per share and a stock appreciation right to purchase 3,108,800 shares of common stock at an exercise price of $1.19 per share, all of which shares will be sold in this offering; (3) the sale by us of 7,190,680 shares of common stock at an assumed initial public offering price of $14.50 per share (the mid-point of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses paid and payable by us; (4) short-term borrowing by us of $19 million since March 31, 2006; (5) the repayment by us of long-term indebtedness of $18 million since March 31, 2006, and (6) the repayment out of the net proceeds to us from this offering of approximately $22 million of outstanding short-term indebtedness to Alfa Bank, one of our principal stockholders.

	December 31,		March 31,
	2004	2005	2006	2006
	Actual	Actual	Actual	As adjusted
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$29,677	$15,300	$13,463	$95,859
Restricted cash(1)	35,978	105	161	161
Intangible assets, net	50,133	41,094	40,116	40,116
Goodwill	69,041	68,273	69,985	69,985
Programming rights, net	43,882	68,304	70,394	70,394
Working capital	37,402	47,528	54,724	140,160
Total assets	293,221	273,697	288,466	369,935
Long-term loans	20,184	37,188	18,196	196
Total stockholders’ equity	174,939	179,098	208,145	311,581

(1)	In August 2003, we entered into a loan agreement with a commercial bank pursuant to which we deposited an amount of cash in a restricted account equal to the principal amount of $35.9 million due under the loan. In July 2005, we repaid the loan in full, resulting in a release of the cash held in the restricted account. In February 2006, we terminated this loan agreement.

Capitalization

The following table sets forth our cash and cash equivalents, short-term loans and capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis, giving effect to:

—	the automatic conversion of all of our outstanding shares of convertible preferred stock into shares of common stock immediately prior to the closing of this offering;

—	the exercise, conditional upon the closing of this offering, of options to purchase 1,284,724 shares of common stock at a weighted exercise price of $1.67 per share and a stock appreciation right to purchase 3,108,800 shares of common stock at an exercise price of $1.19 per share, all of which shares will be sold in this offering;

—	short-term borrowings by us of $19 million since March 31, 2006;

—	the repayment by us of long-term indebtedness of $18 million since March 31, 2006; and

•	on a pro forma as adjusted basis to give further effect to:

—	the sale of 7,190,680 shares of common stock in this offering by us at an assumed initial public offering price of $14.50 per share (the mid-point of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated expenses that we must pay;

—	the repayment of approximately $22 million of outstanding short-term indebtedness from the net proceeds to us from this offering.

This table should be read with our financial statements and the related notes and ‘‘Management Discussion and Analysis of Financial Condition and Results of Operations’’ included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	Pro forma	Pro forma as adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents	$13,463	$20,306	$95,859
Short-term loans	3,040	22,040	—
Long-term loans	18,196	196	196
Stockholders’ equity:
Convertible preferred stock; $0.01 par value; 90,000 shares authorized and 82,951 shares issued and outstanding, actual; 90,000 shares authorised, no shares issued and outstanding, pro forma; and no shares authorized, issued or outstanding, pro forma as adjusted	1	—	—
Common stock, $0.01 par value; 160,000,000 shares authorized and 72,841,600 shares issued and outstanding, actual; 160,000,000 shares authorized and 143,595,924 shares issued and outstanding, pro forma; 175,772,173 shares authorized and 150,786,604 shares issued and outstanding, pro forma as adjusted	728	1,436	1,507
Additional paid-in capital	210,820	215,956	314,397
Accumulated deficit	(9,717)	(9,717)	(10,636)
Accumulated other comprehensive income	6,313	6,313	6,313
Total stockholders’ equity	208,145	213,988	311,581
Total capitalization	$226,341	$214,184	$311,477

The above data exclude:

•	471,684 shares of common stock issuable upon the exercise of stock options outstanding as of May 30, 2006, with a weighted average exercise price of $3.64 per share;

•	4,918,556 shares of common stock issuable upon the exercise of options that we will grant on the closing of this offering at an exercise price per share equal to the average closing sales price of our common stock for the first twenty days that it is quoted on The NASDAQ National Market;

•	6,217,600 shares of common stock subject to a stock appreciation right at a weighted average exercise price of $1.64 per share, which right we can elect to satisfy through the issuance of shares or by the payment of a cash settlement equal to the difference between the fair market value of our common stock on the date of exercise and the exercise price, and which our board currently intends to satisfy through the issuance of shares; and

•	910,392 shares of common stock available for future issuance under our 1997 stock option plan.

Dilution

The net tangible book value of CTC Media as of March 31, 2006, was $98 million, or $0.70 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2006 after giving effect to the assumed conversion of all of our convertible preferred stock. Total tangible assets comprise total assets less intangible assets and goodwill.

After giving effect to the sale by us of 7,190,680 shares of common stock in this offering at an assumed initial public offering price of $14.50 per share (the mid-point of the estimated price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2006 would have been approximately $201.5 million, or approximately $1.34 per share of common stock. This amount represents an immediate increase in net tangible book value of $0.64 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $13.16 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$14.50
Net tangible book value per share as of March 31, 2006	$0.70
Increase per share attributable to new investors in this offering	0.64
Pro forma net tangible book value per share at March 31, 2006 after giving effect to this offering		1.34
Dilution per share to new investors		$13.16

The above discussion and table assume the exercise of outstanding options to purchase an aggregate of 1,284,724 shares of common stock at a weighted average exercise price of $1.67 per share and the exercise of a stock appreciate right to purchase 3,108,800 shares of common stock at an exercise price of $1.19 per share, all of which shares will be sold by selling stockholders in this offering, and no exercise of other outstanding options or stock appreciation rights after March 31, 2006. As of March 31, 2006, in addition to these options and this stock appreciation right, we had outstanding options to purchase a total of 471,684 shares of common stock at a weighted average exercise price of $3.64 per share, and an outstanding stock appreciation right to purchase a total of 6,217,600 shares of common stock at a weighted average exercise price of $1.64 per share, which our board currently intends to satisfy through the issuance of shares. In addition, on the closing of this offering, we will grant options to our management to purchase an aggregate of 4,918,556 shares of common stock. The exercise price per share for these options will be equal to the average closing sales price of our common stock for the first twenty days that it is quoted on The NASDAQ National Market. To the extent any of these options are exercised or this stock appreciation right is settled through the issuance of shares, there will be further dilution to new investors.

Compensation Expense Related to Options to be Granted on the Closing of this Offering

In May 2006, our board of directors approved the grant of options to purchase an aggregate of 4,918,556 shares of our common stock to members of management upon the closing of this offering. The exercise price for these options will be equal to the average closing sales price per share of our common stock for the first twenty trading days that it is quoted on the NASDAQ National Market. These stock options will vest on a quarterly basis over three- to four-year periods and have a maximum term of ten years from the grant date.

We are required to expense the fair value of these options over their vesting periods. The fair value to be assigned to these options depends on several assumptions such as volatility, expected option term, and the risk free rate as well as the exercise price and the fair market value of our stock on the date of grant. We are currently in the process of completing our valuations, but we anticipate that the compensation expense to be recognized in 2006 and over the term of the options will be significant. Our preliminary estimates assume a $14.50 per share exercise price (the mid-point of the estimated price range set forth on the cover page of this prospectus) and indicate that we will be required to recognize approximately $28 million to $39 million in total compensation costs related to these options over a four-year period, with approximately $5 million to $7 million being recognized in 2006. The compensation costs related to these options will be included in our consolidated statement of income as a component of selling, general and administrative expenses and will be recorded on a straight-line basis over the vesting period of each option.

Options Granted in Last Fiscal Year

The following table sets forth each grant of stock options during the fiscal year ended December 31, 2005 to each of our named executive officers.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Last Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
					0%	5%	10%
Alexander Rodnyansky	—	—	—	—	$—	$—	$—
Nilesh Lakhani	—	—	—	—	—	—	—
Vladimir Khanumyan	376,604	100%	$3.98	April 28, 2015	3,961,874	7,396,115	12,664,916
Leigh Sprague	—	—	—	—	—	—	—
Sergey Petrov	—	—	—	—	—	—	—

(1)	The potential realizable values are computed by (1) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $14.50 (the mid-point of the estimated price range shown on the cover page of this prospectus), (2) assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table for the entire term of the option and (3) subtracting from that result the aggregate option exercise price. The 0%, 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock and the date on which the options are exercised.

Option and stock appreciation right exercises and fiscal year-end option values

The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options and stock appreciation rights, as well as the value of unexercisable in-the-money options and stock appreciation rights, as of December 31, 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, we have calculated the value of the unexercised in-the-money options and stock appreciation rights at fiscal year end on the basis of an assumed fair market value of our common stock as of December 31, 2005 equal to an assumed initial public offering of $14.50 (the mid-point of the estimated price range shown on the cover page of this prospectus), less the aggregate exercise price. None of our named executive officers exercised any stock options during 2005. In connection with this offering, Alexander Rodnyansky will exercise his stock appreciation right to purchase 3,108,800 shares of common stock, which shares will be sold in this offering. In addition, Nilesh Lakhani and Vladimir Khanumyan will exercise options to purchase 188,300 and 141,224 shares of common stock respectively, which shares will be sold in this offering.

Fiscal Year-End Option and Stock Appreciation Right Values

Name	Number of Securities Underlying Unexercised Options and Stock Appreciation Rights at December 31, 2005		Value of Unexercised In-The-Money Options and Stock Appreciation Rights at December 31, 2005
	Exercisable	Unexercisable	Exercisable	Unexercisable
Alexander Rodnyansky	4,094,400	568,800	$54,496,464	$7,570,728
	4,094,400	568,800	52,039,824	7,229,448
Nilesh Lakhani	125,536	251,068	1,320,639	2,641,235
Vladimir Khanumyan	117,684	258,920	1,238,036	2,723,838
Leigh Sprague	—	—	—	—
Sergey Petrov	—	—	—	—

Principal and Selling Stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of May 30, 2006 by:

•	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our other stockholders selling shares in this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares of common stock subject to options or stock appreciation rights that are exercisable currently or within 60 days of May 30, 2006. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or stock appreciation rights but not the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws. All figures in this table assume the conversion, immediately prior to the closing of this offering, of all outstanding shares of preferred stock into shares of common stock, and no exercise by the underwriters of their over-allotment option to purchase up to an additional 719,068 shares from us and an additional 1,751,871 shares from certain of the selling stockholders.

	Number of Shares Beneficially Owned Prior to Offering			Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Common Stock	Common Stock Underlying Options/Stock Appreciation Rights	Shares to be sold in this Offering	Before this Offering	After this Offering
5% Stockholders
MTG Broadcasting AB(2) Skeppsbron 18 Box 2094 SE-103 13 Stockholm, Sweden	60,008,800	—	—	43.11%	39.80%
ABH Holdings Corporation(3) Geneva Place 333 Waterfront Drive Road Town Tortola British Virgin Islands	43,860,000	—	3,919,185	31.51%	26.49%

	Number of Shares Beneficially Owned Prior to Offering			Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Common Stock	Common Stock Underlying Options/Stock Appreciation Rights	Shares to be sold in this Offering	Before this Offering	After this Offering
Funds managed by Baring Vostok Capital Partners(4) c/o International Private Equity Services Ltd Alexander House 13-15 Victoria Road St. Peter Port, Guernsey Channel Islands GY1 3ZD	21,541,600	—	6,475,000	15.48%	9.99%
Funds managed by Fidelity Investments(5) 82 Devonshire Street Mail Stop E 31C Boston, MA USA 02109-3614	7,504,800	—	—	5.39%	4.98%
Directors and Named Executive Officers
Hans-Holger Albrecht(2)	60,008,800	—	—	43.11%	39.80%
Peter Aven(3)	43,860,000	—	3,919,185	31.51%	26.49%
Alexander Rodnyansky(6)	—	9,387,279	3,108,800	6.28%	4.00%
Nilesh Lakhani(7)	—	203,520	188,300	*	*
Vladimir Khanumyan(8)	—	179,980	141,224	*	*
Leigh Sprague(9)	—	931	—	—	—
Sergey Petrov(10)	—	931	—	—	—
Vagan Abgaryan(3)	—	—	—	—	—
Tamjid Basunia	—	—	—	—	—
Maria Brunell(2)	60,008,800	—	—	43.11%	39.80%
Charles Burdick	—	—	—	—	—
Michael Calvey(4)	21,541,600	—	6,475,000	15.48%	9.99%
Peter Gerwe(11)	2,000,000	—	975,000	*	*
Kaj Gradevik(12)	—	—	—	—	—
John T. Healy	—	—	—	—	—
Elena Ivashentseva(4)	21,541,600	—	6,475,000	15.48%	9.99%
Werner Klatten	—	—	—	—	—
Oleg Sysuev(3)	43,860,000	—	3,919,185	31.51%	26.49%
Myron A. Wick III	—	955,200	955,200	*	*
All current directors and executive officers as a group (19 persons)(2)(3)(13)	127,410,400	10,727,841	15,762,709	92.14%	77.90%

Additional Selling Stockholders

Alliance ScanEast Fund, L.P.(14)	1,140,000	—	570,000	*	*
Amanda Beckett	16,800	—	16,800	*	*
Rodney B. Berens	320,000	—	140,000	*	*
Erem Trust(15)	80,000	—	80,000	*	*
John D. and Linda W. Gruber Trust	84,800	—	84,800	*	*
John J. Hagenbuch, as Trustee or Successor Trustee under Declaration of Trust Established by John J. Hagenbuch as Trustor U/A September 13, 1995	800,000	—	200,000	*	*
J. Patterson McBaine	20,000	—	20,000	*	*
Mark Moorfoot	4,800	—	2,400	*	*
Northwood Ventures LLC(16)	600,000	—	450,000	*	*
William D. Rollnick	240,000	—	120,000	*	*
Richard C. Spalding	72,000	—	72,000	*	*

*	Represents beneficial ownership of less than one percent of common stock.

(1)	Unless otherwise indicated, the address of each stockholder is c/o CTC Media, Inc., Pravda Street, 15A, 125124 Moscow, Russia.

(2)	Mr. Albrecht, Co-Chairman of our board of directors, and Ms. Brunell, a member of our board of directors, are the president and CEO, and current CFO, respectively, of Modern Times Group MTG AB, an affiliate of MTG Broadcasting AB. Consists of shares held by MTG Broadcasting AB, of which Mr. Albrecht and Ms. Brunell disclaim beneficial ownership, except to the extent of their pecuniary interest therein.

(3)	Includes 39,548,896 shares held by Alfa Capital Holdings (Cyprus) Ltd. and 4,311,104 shares held by Jaystone Limited. Alfa Capital Holdings (Cyprus) Ltd. is selling no shares in this offering and Jaystone Limited is selling 3,919,185 shares in this offering. If the over-allotment option is fully exercised, Jaystone Limited will sell an additional 391,919 shares and the percentage of shares beneficially owned by ABH Holdings Corporation after this offering will be 26.10%. ABH Holdings Corporation is the ultimate parent company of Alfa Capital Holdings (Cyprus) Ltd. and Jaystone Limited. ABH Holdings Corporation is owned by Mikhail Fridman, Peter Aven, German Khan, Andrey Kosogov, Alexey Kuzmichev, Alexander Knaster and Aleksandr Tolchinsky. Peter Aven, Co-Chairman of our board of directors, and Oleg Sysuev, a member of our board of directors, are president and first deputy chairman, respectively, of OAO Alfa Bank. ABH Holdings Corporation is the ultimate parent company of OAO Alfa Bank. Messrs. Aven and Sysuev disclaim beneficial ownership of the shares held by Alfa Capital Holdings (Cyprus) Ltd. and Jaystone Limited, except to the extent of their pecuniary interest therein. We have been informed that ABH Holdings Corporation is the ultimate holding company of Alfa Capital Markets (USA) Inc., a member of the National Association of Securities Dealers. We understand that Alfa Capital Markets (USA) Inc. does not intend to participate in this offering in any capacity. For a description of the history of ABH Holdings' affiliates holdings of CTC Media's common stock, please see ‘‘Relationships and Transactions with Affiliated Parties – Transactions with Alfa – Issuance of Shares to Alfa.’’ We understand that the original purchase of the shares of CTC Network was in the ordinary course of its business and that at such time and at the time of the subsequent acquisition of shares of CTC Media, ABH Holdings Corporation and its affiliates did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

(4)	Consists of 17,776,800 shares held by Cavendish Nominees Limited and 3,764,800 shares held by Sector Investment Holding Company Limited. Cavendish Nominees Limited is selling 5,343,372 shares in this offering and Sector Investment Holding Company Limited is selling 1,131,628 shares in this offering. If the over-allotment option is fully exercised, Cavendish Nominees Limited and Sector Investment Holding Company Limited will sell an additional 1,039,752 and 220,200 shares, respectively, and the percentage of shares beneficially owned by funds managed by Baring Vostok Capital Partners after this offering will be 9.11%. Cavendish Nominees Limited is a limited liability company incorporated under the laws of and registered in Guernsey, Channel Islands, which acts as a nominee holding company for a number of the Barings family of funds, including the four limited partnerships that make up BVPEF (Baring Vostok Private Equity Fund L.P. 1, Baring Vostok Private Equity Fund L.P. 2, Baring Vostok Private Equity Fund L.P. 3 and Baring Vostok Private Equity Fund Co-Invest L.P.). Voting and investment power over the investments held by each of the limited partnerships constituting BVPEF are exercised by Baring Vostok Fund Managers Limited as general partner of Baring Vostok Fund (GP) L.P., in turn the general partner of the limited partnerships making up BVPEF. Baring Vostok Fund Managers Limited makes decisions based on recommendations of the investment committee of BVPEF, the membership of which consists of Michael Calvey, John Dare, Rahul Bhasin, Chris Brotchie and Terry English. Recommendations of the investment committee are initially proposed by the investment advisor, Baring Vostok Capital Partners Limited, a limited liability company registered in Guernsey (‘‘BVCPL’’). The investment advisor is owned by Baring Vostok Holdings Limited, which in turn is owned by Vostok Capital Partners Limited. Sector Investment Holding Company Limited is a limited liability company incorporated under the laws of Guernsey, Channel Islands (‘‘SIHC’’). SIHC is 100% owned by BVCPL. BVCPL is in turn owned by Vostok Capital Partners Limited. Voting and investment power over the shares held by SIHC is exercised by Michael Calvey, co-managing partner of

BVCPL and Elena Ivashentseva, a partner of BVCPL. Under a note agreement dated September 7, 2001, SIHC has an obligation to pay 95% of any proceeds from the sale of the shares to the noteholders of SIHC, including the European Bank for Reconstruction and Development (32.313%), EPIC Investments International Limited (6.92%), the International Finance Corporation (26.622%) and SIBAG Investments Inc. (34.145%) (the ‘‘Noteholders’’). In the event of a conflict of interest whereby shares of CTC Media owned by different funds managed or advised by BVCPL would be sold in a proportion different from their pro rata ownership, such sale has to be approved by the conflicts committee appointed by the Noteholders. Mr. Calvey and Ms. Ivashentseva, members of our board of directors who will resign immediately prior to the closing of this offering, are two of the beneficial owners of Vostok Capital Partners Limited. They disclaim beneficial ownership of these shares except to the extent of his or her pecuniary interest therein.

(5)	Consists of 1,917,504 shares held by Fidelity Investment Funds ICVC — Fidelity European Opportunities Fund, 4,745,136 shares held by Fidelity Funds — European Smaller Companies Fund, 346,400 shares held by Fidelity Institutional Funds ICVC — Emerging Markets Fund, 111,880 shares held by Fidelity Funds — Emerging Markets Fund, 372,960 shares held by Fidelity Investment Trust: Fidelity Emerging Markets Fund, 3,196 shares held by Fidelity Advisor Series VIII: Fidelity Advisor Emerging Markets Fund and 7,724 shares held by Fidelity Emerging Markets Fund, which entities are affiliated with and advised by Fidelity Investments. Fidelity Investment Trust: Fidelity Emerging Markets Fund and Fidelity Advisor Series VIII: Fidelity Advisor Emerging Markets Fund are registered investment funds (the ‘‘Funds’’) advised by Fidelity Management & Research Company (‘‘FMR Co.’’), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Each of Edward C. Johnson 3d and FMR Corp., through its control of FMR Co., and each Fund has sole power to dispose of the shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the board of trustees of each respective Fund. Fidelity Emerging Markets Fund is an Ontario Mutual Fund Trust. Its trustee and manager is Fidelity Investments Canada Limited (‘‘FICL’’). FICL is advised by FMR Co. FMR Co. shares investment power over the shares held by Fidelity Emerging Markets Fund with Edward C. Johnson 3rd. Fidelity International Limited (‘‘FIL’’), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to Fidelity Investments Fund ICVC — European Opportunities Fund, Fidelity Funds — European Smaller Companies Fund, Fidelity Funds — Emerging Markets Fund, Fidelity Institutional Funds ICVC — Emerging Markets Fund, each of which is a non-U.S. investment company (collectively, the ‘‘Non-U.S. Funds’’). FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of the shares held by the Non U.S. Funds. A partnership controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR Corp. and FIL, or trusts for their benefit, owns shares of FIL voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of FIL voting stock. FMR Corp. and FIL are separate and independent corporate entities, and their boards of directors are generally composed of different individuals. FMR Corp. and FIL are of the view they are not acting as a ‘‘group’’ for purposes of Section 13(d) under the Securities Exchange Act of 1934 and that they are not otherwise required to attribute to each other the ‘‘beneficial ownership’’ of securities ‘‘beneficially owned’’ by the other corporation within the meaning of Rule 13d-3 promulgated under such act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d).

(6)	Includes 9,326,400 shares subject to a stock appreciation right which will be fully vested as of May 31, 2006. 6,217,600 of these shares will not be sold in this offering. In addition to being subject to a 180-day lock-up in favor of the underwriters, these shares will be subject to a further lock-up in favor of us. Under the lock-up agreement with us, Mr. Rodnyansky has agreed not to sell 50% of these shares for a period of one year following the closing of this offering and the remaining 50% will be subject to a two-year lock-up period. Excludes options to purchase 2,944,825 shares of common stock that will be granted upon the closing of this offering and that are not exercisable within 60 days of May 30, 2006.

(7)	Excludes options to purchase 924,510 shares of common stock that are not exercisable within 60 days of May 30, 2006, 736,206 of which are subject to an option that will be granted upon the closing of this offering.

(8)	Excludes options to purchase 948,050 shares of common stock that are not exercisable within 60 days of May 30, 2006, 736,206 of which are subject to an option that will be granted upon the closing of this offering.

(9)	Excludes options to purchase 69,069 shares of common stock that will be granted upon the closing of this offering and that are not exercisable within 60 days of May 30, 2006.

(10)	Excludes options to purchase 69,069 shares of common stock that will be granted upon the closing of this offering and that are not exercisable within 60 days of May 30, 2006.

(11)	Consists of 1,880,000 shares held by Mr. Gerwe and 120,000 shares held by trusts established for the benefit of Mr. Gerwe’s children. Mr. Gerwe is selling 900,000 shares in this offering and his children's trusts are selling 75,000 shares in this offering. If the over-allotment option is fully exercised, Mr. Gerwe will sell an additional 100,000 shares and the percentage of shares beneficially owned by him and his children's trust after this offering will be less than 1%.

(12)	Mr. Gradevik, a member of our board of directors, in an employee of Modern Times Group MTG AB, an affiliate of MTG Broadcasting AB.

(13)	Includes Messrs. Calvey, Gerwe, Healy and Wick and Ms. Ivashentseva, members of our board of directors who will resign immediately prior to the closing of this offering.

(14)	Alliance ScanEast Fund, L.P. is a Delaware limited partnership. The general partner of Alliance ScanEast Fund, L.P. is ScanEast Managing Partner Ltd., a Guernsey limited liability company. ScanEast Managing Partner Ltd. is owned by Eastman Advisors Oy, a Finnish limited liability company and Alliance Eastern Europe Inc., a Delaware corporation. Pursuant to the limited partnership agreement of Alliance ScanEast Fund, L.P. and a separate management agreement, Eastman Advisors Oy acts as a manager of Alliance ScanEast Fund, L.P. and pursuant to a sub-advisor agreement, Alliance Eastern Europe Inc. acts as an advisor to Eastman Advisors Oy. Voting and investment power over the shares held by Alliance ScanEast Fund, L.P. is exercised by ScanEast Managing Partner Ltd. Eastman Advisors Oy is represented by Mr. Ari Tolppanen, the chairman of CapMan Oyj, the ultimate parent of Eastman Advisors Oy. Alliance Eastern Europe Inc. is represented by Mr. Anthony Hoberman, senior vice president of AllianceBernstein L.P. Alliance Eastern Europe Inc. is an indirect wholly owned subsidiary of AllianceBernstein L.P. We understand that AllianceBernstein L.P. is affiliated with the following members of the National Association of Securities Dealers: AllianceBernstein Investments Inc.; AXA Advisors, LLC; AXA Distributors,

LLC; Enterprise Fund Distributors, Inc.; and Sanford C. Bernstein & Co. LLC. Alliance ScanEast Fund, L.P. acquired the shares in 1997 in connection with a private placement of shares by us. We understand that it acquired the shares in the ordinary course of its business and neither it nor its affiliated entities had any agreements or understandings, directly or indirectly, with any person to distribute the shares at the time of the acquisition of such shares.

(15)	Erem Trust is a Bahamian trust. The Royal Bank of Canada (Bahamas) is the trustee of the Erem Trust and has voting and investment power over the shares. Guernroy Limited, a Guernsey limited liability company, acts as the nominee shareholder for the shares held by Erem Trust.

(16)	Northwood Ventures LLC is a New York limited liability company. Peter G. Schiff and Henry T. Wilson, members of Northwood Ventures LLC, having voting and investment control over the shares held by Northwood Ventures LLC. Messrs. Schiff and Wilson are president and managing director, respectively, of Northwood Ventures LLC.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, if you are a retail investor, toll-free 1-800-584-6837 or if you are an institutional investor by calling toll-free 1-866-718-1649.

The most recent registration statement, as amended (including preliminary prospectus) can be accessed through the following link:

http://www.sec.gov/cgi-bin/browse-edgar?company=ctc+media&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany.